Exhibit 99 a5b

Investor Contact:	Press Contact:
Michael J. Rockenbach	Robin Austin
Chief Financial Officer	Director, Public Relations
(714) 885-3695	(714) 885-3462
Emulex Corporation Announces Expiration of Put Option Period for
Convertible Subordinated Notes Due 2023
Costa Mesa, Calif., December 18, 2006—Emulex Corporation (NYSE: ELX) today announced that the right of the holders of the Emulex Corporation 0.25% Convertible Subordinated Notes Due 2023 (“Notes”) to surrender Notes for purchase by Emulex pursuant to the terms of the indenture document expired at 5:00 p.m., Eastern time, on December 15, 2006.
Notes in an aggregate principal amount of $236,000,000 were surrendered and not withdrawn prior to the expiration of the offer. Emulex has accepted all of these Notes for purchase at a price of $1,000 in cash per $1,000 principal amount plus any accrued and unpaid interest. Accordingly, the aggregate purchase price for all the Notes validly surrendered and not withdrawn prior to the expiration of the offer was $236,000,000. After this purchase, none of the Notes remains outstanding. Emulex has forwarded cash in payment of the purchase price to the paying agent to distribute to the holders.
About Emulex
     Emulex Corporation creates enterprise-class products that intelligently connect storage, servers and networks. The world’s leading server and storage providers rely on Emulex award-winning HBAs, intelligent storage platforms and embedded storage products, including switches, bridges, routers and I/O controllers, to build reliable, scalable and high performance storage and server solutions. Emulex is listed on the New York Stock Exchange (NYSE:ELX) and corporate headquarters are located in Costa Mesa, California. News releases and other information about Emulex Corporation are available at http://www.emulex.com.

Emulex Safe Harbor Statement
     “Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: With the exception of historical information, the statements set forth above include forward-looking statements that involve risk and uncertainties. The company wishes to caution readers that a number of important factors could cause actual results to differ materially from those in the forward-looking statements. Those factors include the rapidly changing nature of technology, evolving industry standards and frequent introductions of new products and enhancements by competitors; fluctuation in the growth of Fibre Channel and IP markets; changes in economic conditions or changes in end-user demand for technology solutions; fluctuations or delays in customer orders; the highly competitive nature of the markets for Emulex’s products; Emulex’s ability to gain market acceptance for its products; the company’s ability to attract and retain skilled personnel; the company’s reliance on third-party suppliers. These and other factors which could cause actual results to differ materially from those in the forward-looking statements are also discussed in the company’s filings with the Securities and Exchange Commission, including its recent filings on Forms 8-K, 10-K and 10-Q. All trademarks, trade names, service marks, and logos referenced herein belong to their respective companies.